UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File #0-11321

A.                                   Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN FINANCIAL CORP.

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN

FORM 11-K

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedules:

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005

Form 5500 Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions in excess of 5% of Plan Assets for the year ended December 31, 2005

Signature

EXHIBITS

Exhibit 23.1 - Independent Auditors’ Consent

Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Universal American Financial Corp. 401(k) Savings Plan
Rye Brook, New York

We have audited the accompanying statements of net assets available for benefits of Universal American Financial Corp. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
May 26, 2006

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments at fair value:
Registered investment companies	$2,697,523	$2,321,847
Other funds	7,451,724	6,388,501
Employer securities — company stock fund	9,031,299	8,534,768
Group annuity contracts, at contract value	1,227,442	962,961
Participant loans	394,660	380,432
Cash and equivalents	95,280	72,270
Total assets	20,897,928	18,660,779

LIABILITIES	—	—

Net assets available for benefits	$20,897,928	$18,660,779

See accompanying notes to financial statements.

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

Investment income:
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$124,741
Other funds	672,935
Employer securities — company stock fund	(220,662)
Subtotal	577,014

Other investment income	38,267
Interest income on participant loans	20,243
Total investment income	635,524

Contributions:
Employer contributions	678,399
Employee contributions	2,132,707
Total contributions	2,811,106

Total increases	3,446,630

Benefits paid to participants	(1,207,081)
Administrative expenses	(2,400)

Net increase in assets available for benefits	2,237,149

Net assets available for benefits:
January 1, 2005	18,660,779

December 31, 2005	$20,897,928

See accompanying notes to financial statements.

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Financial Corp. (hereafter called the “Company”) adopted the Universal American Financial Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The plan description below provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Company is the Administrator for the Plan. The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, directing and advising the Trustees regarding investment and payment procedures. They are also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations. The Company has contracted with Diversified Investment Advisors for recordkeeping services for the Plan. Investors Bank and Trust Company of Boston is the custodian for the Plan’s assets.

Administrative Costs

Permitted administrative expenses are paid by the Plan. The Company pays all other costs of operating the Plan.

Plan Changes

During 2005, there were changes to the terms of the Plan relating to investment options and the limitations on the level of funds held in the UAFC Stock Fund, as follows:

Investment options - The plan trustees reviewed fund performance and approved the recommendation to revise the investment options available to participants and in April, 2005, the Diversified Small-Cap Growth Fund and the American Funds-Growth Fund of America were added.

Limitation on the Level of Funds in the UAFC Stock Fund - In 2005, the plan trustees and the Universal American Board of Directors approved a revision to the Universal American Financial Corp. 401(k) Savings Plan to limit the level of funds in the UAFC Stock Fund for any participant to 50% of the participant’s total fund balance, effective October 1, 2005, with a one year implementation period.

Participation in the Plan

Any employee who has completed 250 hours within three months of service and has attained age 21 shall be eligible to participate in the Plan. Employees are eligible to participate on the first day of the Plan quarter following the date the employee has met the eligibility requirements. Employees who were participants in the Plan prior to the effective date of the amendment and restatement of the Plan shall continue to be eligible to participate in the Plan. Non-resident employees who receive no earned income from sources within the United States from the Company are not eligible to participate in the Plan. An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist. If a person no longer meets the requirements for participation while they are an employee, they shall remain a participant but shall not be entitled to a share of any Company contributions, and may not make elective contributions until those requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund. They may also contribute distributions from any tax qualified plan under Code Section 401(a), or, any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code. The maximum contribution allowed for 2005 was $14,000. Employees who are fifty years or older were also allowed to make an additional $4,000 catch-up contribution.

The Company may match employees’ contributions with employer contributions to the Company’s common stock fund. Beginning on January 1, 2004, the matching contribution was revised to be equal to 100% of the first 1% of eligible salary contributed to the plan by the participant and 50% of each of the next 2% of eligible salary contributed to the plan by the participant (contributions of greater than 1% up to 3%). In addition, the plan trustees approved a supplemental Company matching contribution, for 2004 and continuing to 2005, equal to a maximum of 50% of each of the next 2% of eligible salary contributed to the plan by the participant (contributions of greater than 3% up to 5%). The percentage for both the Company match and the supplemental Company match may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to employees. The Company matching contribution is summarized as follows:

Participant Contribution*	Company Match†	Maximum Company Match	Supplemental Company Match	Total Company Match

1.0%	100%	1.0%	—%	1.0%
2.0%	75%	1.5%	—%	1.5%
3.0%	67%	2.0%	—%	2.0%
4.0%	N/A	2.0%	0.5%	2.5%
5.0%	N/A	2.0%	1.0%	3.0%
Over 5.0%	N/A	2.0%	1.0%	3.0%

*                    Expressed as a percentage of the participant’s eligible salary.

†                     Expressed as a percentage of the Participant’s contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant account balances, or earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The participants’ account balances that are reflected in the total asset value of the Plan is not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution account and qualified non-elective contribution accounts is 100% vested at all times. The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years, 25% more per year thereafter, with 100% vesting after five years of service. Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan. Upon (partial) termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested. If a person ceases to be a participant for any reason, and their entire interest in his discretionary and matching contribution accounts has not become fully vested, the non-vested portion of these accounts are forfeited.

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the employer-appointed investment committee. Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options. These options consist of various equity investments (funds) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his interest in any investment fund(s) transferred to any other investment fund(s). The participant may not transfer to any other fund any non-vested portion of Company contributions, including:

a.)    a matching contribution made by the Company,

b.)   non-elective contribution,

c.)    discretionary contribution that is made in the form of Company stock.

Participant Loans

The Administrator may permit a participant to borrow from the trust fund an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow in the aggregate an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made. The loan shall be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit. The participant must direct the Company to withhold from each payment and pay to the Trustee an amount sufficient to repay the loan over its term. If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Trust Fund. A participant may not apply for a loan while they have another loan outstanding.

Effective December 31, 2005 participants have outstanding loan balances totaling $394,660. These loans have various maturity dates, with interest rates ranging from 3.5% to 8.8%.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)    participant’s attainment of age 65;

b.)   participant’s attainment of his tenth year in the Plan;

c.)    termination of participant’s employment.

Benefits are generally payable in a lump sum. Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire. In cases of hardship, the participant may have a portion of their vested interest distributed to them. Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan. If a participant dies, their beneficiary shall be paid a lump sum amount. If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their company contribution account in excess of their vested interest shall be forfeited. The participant may elect to have any portion of their benefits to be directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited non-vested accounts totaled $69,745 at December 31, 2005 and $47,533 at December 31, 2004. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $35,753 from forfeitures.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Certain reclassifications have been made to prior year’s financial statements to conform to current period classifications.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including mutual funds, company stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

The Plan’s investments are stated at fair value, except for its investment in group annuity contracts, which is valued at contract value. Shares of registered investment companies and other mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Universal American Financial Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Financial Corp. common stock. Participant loans are valued at outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from participants’ compensation.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 29, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5 - CONTRIBUTION INCOME

The participants are allowed to choose among various investment alternatives. The contribution to these funds in calendar year 2005 originated from the participants’ salary deferral contributions of $1,787,342 and from participants’ rollover contributions of $345,365. The remaining contributions were made by the Company in the amount of $678,399, comprising the total contribution of $2,811,106.

All of the Company contributions purchased shares of the Company’s common stock. Participants do not direct the investment alternatives for the Company contribution.

NOTE 6 - INVESTMENTS

The following schedule of plan assets presents investments at December 31, 2005 and 2004:

	December 31, 2005			December 31, 2004
Description	Units	Per Unit	Value	Value
			(In thousands)
Employer Securities
* Universal American Financial Corp. - Company Stock Fund	610,132.183	$14.802	$9,031	$8,535

Group Annuity Contract
* Transamerica Stable Value Fund	81,657.028	$15.032	1,227	963

Other Funds
Franklin Micro Cap Value Fund	24,234.977	$36.990	896	816
Templeton Foreign Fund	35,993.472	$12.680	456	329
Oppenheimer Global Fund	15,601.437	$66.700	1,041	1,057
* Transamerica Premier Equity Fund	81,919.471	$22.050	1,806	1,535
Transamerica Premier Growth Opportunities Fund	12,714.725	$22.560	287	231
Transamerica Premier Core Equity Fund	42,988.214	$13.690	589	501
Franklin Real Estate Securities Fund	6,436.876	$25.730	166	65
Fidelity Advisor Value Strategies Fund	2,862.464	$29.650	85	33
Fidelity Advisor Mid Cap Fund	3,755.317	$24.270	91	43
* Oppenheimer Quest Balanced Fund	71,658.126	$17.860	1,280	1,236
Wells Fargo Advantage Government Securities Fund(1)	65,045.217	$10.460	680	542
American Funds-Growth Fund of America	2,451.161	$30.500	75	—

Registered Investment Companies
Diversified Mid Cap Growth Fund	36,931.750	$11.060	408	335
* Diversified Stock Index Fund	122,005.498	$9.710	1,185	1,192
Diversified Value and Income Fund	19,690.434	$23.690	466	293
Diversified Core Bond Fund	47,619.898	$12.340	588	502
Diversified Small-Cap Growth Fund	3,472.967	$14.480	50	—

Participant Loans			395	380

Cash and Cash Equivalents
Interest bearing cash			95	72
Total Investments			$20,897	$18,660

(1)             Effective April 11, 2005, the Strong Government Securities Fund changed its name to the Wells Fargo Advantage Government Securities Fund.

All investments are participant directed except for the matching employer contribution of company stock which is non-participant-directed.

The investments that are marked by an asterisk (“*”) represent 5% or more of the net assets of the Plan.

NOTE 7 - INVESTMENTS IN GROUP ANNUITY CONTRACTS

The Plan has entered into traditional group annuity contracts primarily with insurance carriers. These contracts, which are included in the Transamerica Stable Value Fund, are fully benefit-responsive and are included in the financial statements at contract value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The estimated contract value of the group annuity contracts, approximating the fair market value, was $1,227,442 as of December 31, 2005 and $962,961 as of December 31, 2004. There are no reserves against contract value for credit risk of contract issuer. The average yield on these contracts was 3.3% for the year ended December 31, 2005. At December 31, 2005, the crediting interest rate on this contract was 3.5%. Crediting interest rates are generally reset monthly and are reset based on formulas which may use market value, book value, duration and yield.

NOTE 8 — NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments, for the years ended December 31, 2005 and 2004 is as follows:

Employer securities — Company stock fund	2005	2004
	(In thousands)
Balance at beginning of year	$8,535	$5,421
Contributions	910	797
Net (depreciation) appreciation — realized and unrealized	(221)	2,979
Benefits paid to participants	(482)	(439)
Inter-fund transfers, unsettled trades, and fees	289	(223)

Balance at end of year	$9,031	$8,535

NOTE 9 - PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Diversified Investment Advisors, a subsidiary of Aegon. Diversified Investment Advisors is the recordkeeper for the Plan. Certain other Plan investments are shares of mutual funds managed by Transamerica Securities and Sales Corporation. The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company. Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon. In addition, Plan investments include shares of Universal American Financial Corp.’s common stock.

EIN# 11-2580136
PLAN#002

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including maturity, Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(A)	(B)	(C)	(D)	(E)
			(In thousands)
	Employer Securities
*	Universal American Financial Corp. — Company Stock Fund	Universal American Financial Corp. common stock (610,132 shares)	$5,107	$9,031

	Other Funds
	Franklin Micro Cap Value Fund	High total return including both capital appreciation and income	**	896
	Templeton Foreign Fund	Long-term capital growth	**	456
	Oppenheimer Global Fund	Capital appreciation	**	1,041
*	Transamerica Premier Equity Fund	Long-term growth	**	1,806
*	Transamerica Premier Growth Opportunities Fund	Long-term growth	**	287
*	Transamerica Premier Core Equity Fund	Stock undervalued relative to intrinsic value of company	**	589
	Oppenheimer Quest Balanced Fund	Long-term capital growth and current income	**	1,280
	Wells Fargo Advantage Government Securities Fund	Total return weighted towards current income	**	680
	Fidelity Advisor Mid Cap Fund	Long-term capital growth	**	91
	Fidelity Advisor Strategies Value	Capital appreciation	**	85
	Franklin Real Estate Fund	Total return	**	166
	American Funds-Growth Fund of America	Long-term capital growth	**	75

	Registered Investments Companies
*	Diversified Mid Cap Growth Fund	High level of capital appreciation	**	408
*	Diversified Stock Index Fund	Standard & Poor’s 500 Composite Stock Price Index	**	1,185
*	Diversified Value and Income Fund	Long-term capital appreciation	**	466
*	Diversified Core Bond Fund	Investment grade debt securities and U.S. government obligations	**	588
*	Diversified Small-Cap Growth Fund	High level of total investment return	**	50

	Group Annuity Contract
*	Transamerica Stable Value Fund	Group Annuity Contract Form No. TGP-439-194 issued by Transamerica Life Insurance and Annuity Company, Charlotte, NC	**	1,227

	Loan Fund
*	Participant Loans	Loans receivable from participants, maturing at various dates bearing interest at rates from 3.5% to 8.8%	N/A	395

	Cash and Cash Equivalents
	Interest bearing cash	Unallocated accounts, including employer advances and forfeitures	N/A	95
		Total		$20,897

*          Indicates party-in-interest.

**       Cost information not required for member directed investments.

UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2005

Identity of Party	Description of Asset	Total Cost of Purchases	Total Amount of Sales	Transaction Expenses	Cost of Asset Sold	Gain (Loss) as a Result of Transaction
		(In thousands)
Diversified Investors Advisors	Universal American Financial Corp. — Company Stock Fund	$1,699 (65 Buys)	$982 (97 Sells)	$—	$406	$576

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Financial Corp. 401(k) Savings Plan has duly caused this annual report to be signed in its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN FINANCIAL CORP.
401(k) SAVINGS PLAN

By:	/s/ Robert A. Waegelein
Robert A. Waegelein, Trustee

Date:  June 28, 2006